STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

           Adira Energy Ltd. and its subsidiaries, (“Adira” or the “Company”) are in the business of exploring for oil and natural gas and the development and exploitation of any significant reserves that are found. As of the September 30, 2010, the Company has not discovered any oil and gas reserves and therefore has no related future net review.

Date of Statement

This statement of reserves data and other oil and gas information is dated September 30, 2010.

The effective date is September 30, 2010.

The preparation date is January 28, 2011.

Oil and Gas Properties

          The Company conducts business as an oil and gas exploration company with operations in the State of Israel, and has been granted the following petroleum licenses from the State of Israel:

  Eitan License No. 356, (the “Eitan License”) - covering 31,060 acres (125.7 sq. km.) in the Hula Valley located in Northern Israel. The license was issued in December, 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period;

  Gabriella License No. 378 (the “Gabriella License”) - covering 97,000 acres (392 sq. km.) approximately 10km offshore of Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period;

  Yitzhak License No. 380 (the “Yitzhak License”) - covering 31,555 acres (127.7 sq. km) approximately 17km offshore of Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period; and

  Samuel License No. 388 (the “Samuel License”) - covering 88,708 acres (359 sq. km) approximately 17 km offshore of Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rison Le’tziyon in the North. The license was issued on August 1, 2010 to a consortium led by the Company (through its subsidiaries, Adira Oil Technologies Ltd. (100% owned) and Adira Geo-Global Ltd (60% owned)).

          The Company also has the following options on other licenses in Israel:

  Myra License No. 347 and Sara License No. 348 (the “Myra & Sara Licenses”) – the Myra License covering an area of approximately 97,853 acres (396 sq. km.) and the Sara License covering an area of approximately 99,830 acres (404 sq. km.), located in the Levantine Basin which is located off the western coast of Israel in the Mediterranean Sea, in waters approximately 1,400 meters deep, approximately 35 km from the recent 8.4 TCF Tamar 1, Tamar 2, and adjacent to the 0.5 TCF Dalit natural gas discoveries by the Noble Energy consortium. The option is dependent upon a number of factors. There is no assurance that the Company will be able to exercise the option. Please see the “Myra & Sara Licences” heading below for additional information.

  Notera License (the “Notera License”) – The Company has a right to farm into 70% of the Notera License which is approximately 19,000 acres (76.9 sq. km.), contiguous and directly south of the Eitan License.

The Eitan License

          Through the Company’s subsidiaries, the Company was granted the Eitan License from the State of Israel on December 15, 2008. The original term of the Eitan License is three years; however, the term may be extended for an additional four years under Israeli Petroleum Law, 5712 – 1952 (the “Petroleum Law”). The area of the permit is approximately 125.7 square kilometres. The Company has a 100% working interest in the Eitan License.

          The Eitan License area is situated in the Hula Valley in upper Galilee in Israel and is land owned by the State of Israel. The Hula Valley is located in Northern Israel near the head of the Jordan River Valley. The valley is bordered on the west by the Naftali Mountains, to the east by the Golan Heights, to the north by the Metulla High, and to the south by the Korazim High. The Hula Valley is some 25 km long and 6 km wide providing an area of 150 km2 (37,065 acres) at an elevation of approximately 60 to 70 meters above sea level. The subject permit area is 125.7 km2.

          The Hula Valley area in which the Eitan License is located has experienced some minor shallow gas exploration but with no commercial discovery of any gas field. There are 142 line kilometres of seismic data available for review.

          According to the Petroleum Law, where state land is reasonably required by the holder of a petroleum right for a petroleum purpose, such holder may make a demand from the Israel Lands Authority that the land or any right therein be leased to such holder on the conditions prescribed by the Petroleum Law and the regulations under Israeli Petroleum Law.

          The Eitan License area forms part of the lands on which Kibbutz Neot Mordechai is situated (as a long term lease agreement between the Kibbutz Neot Mordechai and the Israel Lands Authority). This is the area on which the Company anticipates focusing its work program for the next 18 months. The Company has secured access to the land through an agreement with Kibbutz Neot Mordechai dated April 12, 2010, (the “Kibbutz Agreement”). The agreement provides the Company with access to certain mapped areas for 12 months from the date the Israel Lands Administration (the “ILA”) approves the Kibbutz Agreement, with an option to extend for an additional 12 months on 3 months’ notice and, if gas is found on the subject land, both parties agree to negotiate in good faith to reach terms of agreement with respect to the land, provided that the Company cannot be prevented by using the land to produce gas on a commercial basis subject to the terms of the Kibbutz Agreement. Pursuant to the Kibbutz Agreement, the Company has agreed: (i) to use the land in such a way to allow continuing agricultural use for the extent possible and to reduce disturbance, to close and seal 3 of the existing seven drill holes, fence off the land, take responsibility for damages, pay for water usage and restore the land to its former condition and (ii) to pay a fee for use to be determined by an agreed upon land appraiser and compensate the lessor for its project neighbourhood development in the event that gas is found. Following receipt of the ILA approval in September 2010, a contract was entered into between the Company and the ILA on October 7, 2010 and the Company made the required statutory payment and posted a restoration bond. The Company has now fulfilled all requirements regarding this approval. All other approvals required under the Kibbutz Agreement have been obtained.

Eitan License Rights

          Subject to the provisions of the Petroleum Law, the Eitan License confers upon the Company the right:

  to explore for petroleum in the licensed area;

  the right to do exploration work outside the licensed area bearing on the petroleum prospects of the licensed area, to such extent and subject to such conditions as the Israeli Petroleum and Mining Commissioner may prescribe;

  the exclusive right to conduct tests or development drilling in the licensed area and to produce petroleum there from; and

  the right to obtain a lease after having made a discovery in the licensed area.

          Under the Petroleum Law, the Company, as the holder of a petroleum right, is entitled, subject to any other relevant law, to drill and search for water in the area of its petroleum right and to use the water discovered by it either by drilling for water or in any of its other operations and/or to use any other water situated in the area of its petroleum right to the extent required for its operations, provided that it does not thereby prejudice any person’s right in such water or having the benefit thereof.

Gabriella License

          The Gabriella License was granted to the Company during July 2009. The initial term of the license is three years, extendable for an additional four years to a maximum of seven years, thereafter a lease (30-50 years) can be sought if a discovery is made. The Gabriella License is located 10 km offshore between the City of Netanya in the North and the City of Ashdod in the South. The Gabriella License area is 392 square kilometres. The Company has a minimum working interest of 15% in the Gabriella License.

          The Company’s subsidiary, Adira Israel, entered into an agreement on January 26, 2010 with the Modi’in Energy Limited Partnership (the “MELP”), its general partner, Modi’in Energy Management (1992) Limited, (“MEGP”) and Brownstone Ventures, Inc. (“Brownstone”) (the “Modi’in Agreement”) pursuant to which MELP agreed to provide funding for the Gabriella License work plan (currently MELP’s 70% and the Company’s 15%), presently budgeted to cost approximately $8 million, such work program to include reinterpretation of existing 2D seismic and preparation of report on block potential, 3D seismic survey and the drilling of one well to a total depth of approximately 5000m.

          Under the Modi’in Agreement, commencing on February 1, 2010, MEGP is the pay the Company, as an operator, a monthly fee in respect of advisory services in the amount of $12,500, as well as 3.75% (half) of the 7.5% operator fee which MEGP is entitled to receive from MELP for 24 months commencing from February 1, 2010, increasing to 4.25% thereafter. Additionally, MEGP and MELP, have agreed to pay the Company a combined royalty of 4.5% (2.25% each) on the total wellhead revenue of the rights in oil and / or gas up until such time as costs are recovered and 10.5% (5.25% each thereafter). In addition to the above fees, MEGP and MELP have agreed that Adira Israel is entitled to receive an operating fee, from the partners in the Gabriella License, of 7.5% of the gross expenditures on the Gabriella License. This operating fee is in addition to the other fees payable and is due pro-rata from each holder of an interest in the Gabriella License. The Company has an option to repurchase 15% of the Gabriella License (or 21.43% of MELP’s 70% interest) anytime until six months after discovery as “discovery” is defined in the Israeli Petroleum Law, or within 7 years. The operation of the Gabriella License will be governed by a joint operating agreement to be entered into by Modi’in, the Company and Brownstone. On August 10, 2010 Adira Israel received $2,000,000 from MEGP on behalf of MELP, representing 85% of the total capital call in respect of the work plan of $2,352,941 being $1,647,059 on MELP’s behalf and 352,941 on behalf of Adira Israel. The agreement with MELP provides that the Company’s share of the initial $8m is fully covered by MELP. As such, the Company has no financial risk associated with the Gabriella License. The Company acts as operator for this license and has the ability to bill for time and expertise to the other participating interest partners.

Yitzhak License

          The Yitzhak License was granted during October 2009. The initial term of the license is three years extendable for an additional four years to a maximum of seven years, and thereafter a lease (30-50 years) can be sought if a discovery is made. The Yitzhak License is located 10 km offshore between the City of Hadera in the North and the City of Netanya in the South. The Yitzhak License area is 127 square kilometres.

          Brownstone has farmed in to 15% of the Yitzhak License. The Company continues to maintain the license until it can find a partner to undertake the costs of exploration in a manner similar to the manner in which MELP does on the Gabriella License. The Company presently has an 85% working interest in the Yitzhak License.

          If warranted, following the initial three year license period, a prospect will be evaluated, prepared and drilled on each of these licenses. Determination of whether exploration continues at each stage of activity will be based on discussions between the relevant partners on each of these Licenses namely: MELP (in respect of the Gabriella License only), Brownstone and the Company.

Samuel License

          On June 15, 2010, the Company announced that the Israel Petroleum Commissioner’s office had notified the Company that, subject to appeals, it had awarded a consortium led by the Company with the Samuel License. Through the Company’s subsidiaries, the Company was granted the Samuel License on August 1, 2010. The initial term of the Samuel License is for three years. This initial term may be extended for an additional four years. The license area is approximately 359 square kilometres. The Company holds a combined minimum interest of 38.25% in the Samuel License held through the Company’s subsidiaries Adira Oil Technologies Ltd. (100% owned) and AdiraGeo-Global Ltd (60% owned). The other consortium members are comprised of Geo-Global Resources (India) Inc., Brownstone and Pinetree Capital Ltd. A gross overriding royalty in an amount equal to 3% shall be granted to and registered in the name of AdiraGeo-Global Ltd. AdiraGeo-Global Ltd. and Geo-Global Resources (India) Inc. have been designated as joint Operators of the Samuel License. AdiraGeo-Global Ltd. shall be paid an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License.

          The Samuel License is located offshore of Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North.

          The following work program must be completed in order to maintain the Samuel License:

1.	Start the 3D seismic survey on the license by February 1, 2011.

2.	Finish processing the new seismic survey and submit a preliminary report to the MNI by May 1, 2011.

3.	Finish interpreting the new seismic survey and submit a summary report to the MNI by July 1, 2011.

4.	Preparation of geological prospect for the first target by September 1, 2011.

5.	Sign a contract with a drilling contractor by December 1, 2011.

6.	Commence drilling by February 1, 2012.

Myra & Sara Licenses

          On August 25, 2010, the Company signed a co-operation agreement with GeoGlobal Resources Inc. (“GGR”), pursuant to which GGR agreed to assign to the Company its option to acquire an additional 5% participating interest in each of the Sara License and the Myra License. GGR is presently registered as a holder of a 5% participating interest in each of the Myra and Sara License.

          The Myra and Sara and Licenses are each subject to a joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses. Upon receipt and review of geoscience and 3D seismic survey conducted on these licenses, the Company may, at its discretion, purchase the 5% participating interest in the licenses from GGR. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements and approval of the Israeli Petroleum Commissioner must also be obtained. Assuming approvals are received, and the Company decides to acquire the 5% interest, the Company will have to pay $1,200,000 in one lump sum payment to certain parties of the joint operating agreements in accordance with the terms of the joint operating agreements. The option is dependent upon a number of circumstances and there is no assurance that the Company will be able to exercise the option.

          The Myra and Sara Licenses are located offshore of Israel approximately 60 km west of the City of Hadera. These license areas total 800 square kilometres.

Notera License

          During April 2010, the Company announced that it had signed a letter of intent with Coalbed Gas Hachula Ltd. (“CGH”), an Israel-based Coalbed Methane Development company, pursuant to which the Company has a right to farm in to 70% of the Notera License, which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License (the “CGH LOI”). Prior drilling and evaluation of Notera indicates a similar geologic profile and hydrocarbon development potential as exists in the Eitan License. Pursuant to the CGH LOI, the Company may, at its option, obtain an interest in the Notera License by paying CGH $200,000 and drilling and testing one cored well, at an approximate cost of $600,000, within eight months following the date that the last condition precedent stipulated in the CGH LOI has been waived or fulfilled in order to earn a net 70% working interest and a 70% revenue interest. The amounts payable to the Company are after payments of a 12.5% government royalty as well as a 2.5% royalty payable to CGH on the Company’s share. Pursuant to the CGH LOI, CGH will earn a 30% participating interest in any future gas development on this south block provided it contributes 30% of the costs in such further development. Additionally, the CGH LOI provides that the Company will be the operator of the project. The terms of the CGH LOI are subject to Israel governmental regulation and are conditional on the Israel Petroleum Commissioner’s approval to transfer 70% of the Notera working interest to the Company without the government stipulating any work commitments on the Notera License, beyond what has been agreed to between the Company and CGH. The CGH LOI agreement and working interest is completely independent of the Company’s Eitan block to the north and does not affect the ownership of the Eitan License, and may be terminated by the Company at any time without penalty. To date, the Company has not expended any funds on the Notera License. To date the CGH LOI has not received governmental approval. The Company does not presently expect to exercise its option to earn its 70% working interest until the Company has obtained further information from its program on the Eitan License.

Significant Factors or Uncertainties

          Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures by the Company will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the increasing demand for drilling rigs, supplies and services; the inherent uncertainties of drilling in unknown formations; the costs associated with encountering various drilling conditions such as over pressured zones; tools lost in the hole; changes in joint venture participants, farmors and joint venture partners; and changes in drilling plans.

          Oil and gas prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Company. World prices for oil and gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil and gas prices, leading to a reduction in the value of the Company’s reserves, if any are found in the future. The Company may also elect not to produce from certain wells at lower prices.

          The Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or if debt or equity financing is available, that it will be on terms acceptable to the Company.

          The Company actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other natural gas and oil companies, many of which have significantly greater financial resources than the Company. Competitors include major integrated natural gas and oil companies and numerous other independent natural gas and oil companies and individual producers and operators.

          To the extent that the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.

Future Development Costs

          The Company is not expecting to incur any future development costs with respect to its assets.

Wells

          The Company does not have any producing or non-producing wells as at September 30, 2010.

Properties with No Attributed Reserves

          The following table sets out the Company’s land position with no attributed reserves effective September 30, 2010.

Property (License)	Location	Undeveloped Acreage		Developed Acreage
		Gross(1)	Net(2)	Gross(1)	Net(2)
Eitan	Israel	31,060	31,060(3)	0	0
Gabriella	Israel, offshore	97,000	14,550(4)	0	0
Yitzhak	Israel, offshore	31,555	26,822(5)	0	0
Samuel	Israel, offshore	88,708	33,931(6)	0	0
Myra	Israel, offshore	97,853	0(7)	0	0
Sara	Israel, offshore	99,830	0(7)	0	0
Notera	Israel	19,000	0(8)	0	0

Notes:

(1)	“Gross” means the total number of acres in which the Company has a working interest or a right to earn an interest.
(2)	“Net” means the sum of the products obtained by multiplying the number of gross acres by the Company’s percentage working interest therein.
(3)	The Company has a 100% working interest in the Eitan License.
(4)	The Company has a minimum working interest of 15% in the Gabriella License.
(5)	Brownstone has farmed in to 15% of the Yizhak License, and the Company has an 85% working interest in the Yizhak License.
(6)	The Company holds a combined minimum interest of 38.25% in the Samuel License held through the Company’s subsidiaries Adira Oil Technologies Ltd. (100% owned) and AdiraGeo-Global Ltd. (60% owned).
(7)	The Company signed a co-operation agreement with GGR of which GGR agreed to assign to the Company its option to acquire an additional 5% participating interest in each of the Myra and Sara Licenses.
(8)	The Company has a right to farm into 70% of the Notera License.

Additional Information Concerning Abandonment and Reclamation Costs

          As of September 30, 2010, the Company did not expect to incur abandonment or reclamation costs within the next fiscal year.

          The Company will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

          The Company commissioned a report on June 1, 2009 (the “Petrotech Report”) which evaluated the interests of the Eitan License. The report placed an abandonment cost of $15,000 per well involved with that license.

Tax Horizon

          The Company does not currently earn significant revenues, and therefore, has incurred tax losses since inception. The Company pays an insignificant amount of income tax within an Israeli subsidiary.

Costs Incurred

          The following table summarizes the estimated capital expenditures made by the Company on its licenses, and their related properties, for the most recent fiscal year ended September 30, 2010.

Property (License)	Location	Property (License) Acquisition Costs	Other Costs
			Exploration Costs	Development Costs
Eitan	Israel	$3,230	$916,574	-
Gabriella	Israel, offshore	-	-	-
Yitzhak	Israel, offshore	$2,282	$27,207	-
Samuel	Israel, offshore	$7,182	$22,436	-
Myra	Israel, offshore	-	-	-
Sara	Israel, offshore	-	-	-
Notera	Israel	-	-	-

Exploration and Development Activities

          For the year fiscal year ended September 30, 2010, exploration expenses amounted to $962,727 as compared to $102,664 for the 175-day period ended September 30, 2009. The increase in exploration expenses are a result of the Company having completed part of the work program on the Eitan License compared with minimal exploration activities in the 2009 period. In addition, the Company also commenced evaluation work on its other offshore licenses (Gabriella, Yitzhak and Samuel) in 2010 (no such exploration activities were conducted in 2009).

Production Estimates

          The Company does not anticipate having any production for fiscal 2011.

Production History

          The Company does not have any production history.